                                     FORM U-3A-2


                                   FILE NO. 69-143



                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549





                        STATEMENT BY HOLDING COMPANY CLAIMING
                         EXEMPTION UNDER U-3A-2 RULE FROM THE
                           PROVISIONS OF THE PUBLIC UTILITY
                             HOLDING COMPANY ACT OF 1935








                        EASTERN GAS & WATER INVESTMENT COMPANY
                                 OCEAN CITY, MARYLAND

EASTERN GAS & WATER INVESTMENT COMPANY hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

  1.   The name of the claimant is Eastern Gas & Water
       Investment Company, a corporation organized in the State of Delaware, and located at Ocean City, Maryland. It is a holding company, having totally owned subsidiaries as follows:

       (a) The Eastern Shore Gas Company (Maryland), a corporation organized in the State of Maryland, whose principal office is located at Ocean City, Maryland. It is engaged in the retail, utility distribution of propane to its customers.

       (b) Eastern Shore Propane, a corporation organized in the State of Delaware, whose principal office is located at Ocean City, Maryland. It is engaged in the retail sale of bottled propane to its customers.

       (c) The Chestertown Shorgas Company, a corporation organized in the State of Maryland, whose principal office was located at Chestertown, Maryland. It was formerly engaged in the retail, utility distribution of propane air gas to its customers. This company is currently a shell corporation with no business activity.

       (d) Eastern Management Services, Inc., a Delaware Corporation, whose principal office was located in King of Prussia, Pennsylvania. It was formerly engaged in management services to its affiliates. This company is currently a shell corporation with no business activity.

       (e) West Virginia Oil Gathering Corporation, a corporation organized in the State of West Virginia, whose principal office is located in Eureka, West
            Virginia. It is engaged in truck and pipeline operations.

  2.   The Eastern Shore Gas Company (Maryland) has plants in
       Snow Hill, Berlin, Ocean City, West Ocean City and
       Pocomoke City, Maryland, at which propane gas is stored and then distributed and sold to its customers.

  3.   The following information is for the last calendar year
       (i.e., December 31, 1997) with respect to claimant and each of its subsidiary public utility companies:

       (a)  During the calendar year 1997, the Eastern Shore Gas
            Company (Maryland) sold 565,203 M.C.F. to its retail customers.

       (b) None of the above mentioned subsidiaries distributes any natural or manufactured gas at retail outside of the state in which each company is organized.

       (c) None of the above mentioned subsidiaries sells natural or manufactured gas at wholesale outside the state in which each company is organized or at the state line.

       (d) None of the above mentioned subsidiaries purchases natural or manufactured gas outside the state in which each company is organized or at the state line.

       A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (i.e., calendar year ending December 31, 1997) together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

  4. a. through e. -- none of the subsidiaries qualify as an EWG or as a foreign utility.

       Exhibit C -- Not Applicable.



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The above named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 26th day of February 1998.


                                  EASTERN GAS & WATER INVESTMENT COMPANY


                                   BY:  Nicolette M. Martinelli
                                        Treasurer


ATTEST:


Carolyn A. Park
Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Nicolette M. Martinelli       Treasurer

5 Radnor Corporate Center, Suite 400
Radnor, PA  19087

                       EASTERN GAS & WATER INVESTMENT CO
                                FILE NO. 69-143
                         CONSOLIDATING INCOME STATEMENT
                     FOR THE YEAR ENDING DECEMBER 31, 1997

                                                                       WEST
                                            EASTERN     EASTERN      VIRGINIA
                                             SHORE       SHORE          OIL
                                              GAS       PROPANE      GATHERING      EGWIC       CONSOLIDATED
                                           ----------  ----------  -------------  ----------  ----------------
REVENUE

GAS SALES................................   2,649,045     346,881       --         2,995,926
SERVICE INCOME...........................     309,308      --           --           309,308
OTHER REVENUE............................      47,408       9,465       167,950      224,823
OIL GATHERING............................                                          2,422,618       2,422,618
                                           ----------  ----------  -------------  ----------  ----------------
                                            3,005,761     356,346     2,590,568       --           5,952,674
EXPENSES

PRODUCTION EXPENSE.......................      43,390      33,990       --            --              77,380
DISTRIBUTION EXPENSE.....................   1,891,104     160,910       --             5,992       2,058,006
OPERATING EXENSES........................      --          --         1,906,184       --           1,906,184
DEPRECIATION.............................     342,614      71,332       232,063       39,000         685,009
GENERAL & ADMINISTRATIVE.................     268,626      40,384       129,099          235         438,344
                                           ----------  ----------  -------------  ----------  ----------------
                                            2,545,734     306,617     2,267,346       45,227       5,164,924

EARNINGS BEFORE TAXES....................     460,027      49,728       323,222      (45,227)        787,751

INTEREST EXPENSE.........................      --          --           101,089       --             101,089
STATE INCOME TAX.........................      --           3,482        22,213                       25,695
FEDERAL INCOME TAX.......................     161,009      16,186        69,972      (15,829)        231,338
                                           ----------  ----------  -------------  ----------  ----------------
NET INCOME...............................     299,018      30,060       129,947      (29,397)        429,628
                                           ----------  ----------  -------------  ----------  ----------------
                                           ----------  ----------  -------------  ----------  ----------------


                                      EASTERN GAS & WATER INVESTMENT COMPANY
                                                 FILE NO. 69-143
                                           CONSOLIDATING BALANCE SHEET
                                            AS OF DECEMBER 31, 1997


                                                     WEST
                         EASTERN      EASTERN      VIRGINIA
                          SHORE        SHORE          OIL                         EMS &          ELIMINA-      CONSOL-
                           GAS        PROPANE      GATHERING       EGWIC       CHESTERTOWN        TIONS        IDATED
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
ASSETS
PROPERTY, PLANT AND
  EQUIP..............    7,538,843    1,004,819     1,829,237       215,000               0                  10,587,900
ACCUMULATED
  DEPRECIATION.......   (2,358,381)    (382,892)     (226,711)                                               (2,967,984)
AQUISITION
  ADJUSTMENT.........                   230,000                   1,570,959                                   1,800,959
AMORTIZATION
  AQUISITION ADJ.....                  (215,000)                   (508,305)                                   (723,305)
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
NET PROP, PLANT &
  EQUIP..............    5,180,462      636,927     1,602,526     1,277,654               0               0   8,697,570

CURRENT ASSETS:
CASH AND TEMP.
  INVESTMENTS........   (1,579,920)  (2,015,406)      655,061       (88,060)              2                  (3,028,323)
ACCOUNTS RECEIVABLE..   (2,008,787)   2,436,297                                                                 427,509
INVENTORIES..........            0                                                                                    0
UNBILLED REVENUE.....      206,669                                                                              206,669
OTHER CURRENT
  ASSETS.............                                   7,823          955                                        8,778
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
TOTAL CURRENT
  ASSETS.............   (3,382,038)     420,891       662,885       (87,105)              2               0  (2,385,366)

INVESTMENTS..........                                               810,967                        (810,867)        100

TOTAL ASSETS.........    1,798,424    1,057,818     2,265,411     2,001,516               2        (810,867)  6,312,303
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------

LIABILITIES
COMMON STOCK.........        7,500          200           100         1,000               2           7,802        1,000
PREFERRED STOCK......                                             2,799,000                                    2,799,000
TREASURY STOCK.......                                               (24,720)                                     (24,720)
APIC.................                   513,438                                                     513,338          100
RETAINED EARNINGS....    1,262,178      498,307       365,806    (1,062,917)                        289,727      773,647
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
TOTAL STOCKHOLDERS'
  EQUITY.............    1,269,678    1,011,945       365,906     1,712,363               2         810,867    3,549,027

LONG TERM DEBT.......            0            0     1,370,842             0                                    1,370,842

CURRENT LIABILITIES:
CURRENT PORTION LONG
  TERM DEBT..........            0            0       174,996             0                                     174,996
ACCOUNTS PAYABLE.....      195,505        2,990        41,520         6,518                                     246,534
GAS ACCOUNT..........      320,845                                                                              320,845
OTHER ACCRUED
  LIABILTIES.........       11,334       25,463       262,119        93,028                                     391,944
TAXES ACCRUED:.......                                                                                                 0
PSC GROSS RECEIPTS
  TAX................        2,308                                                                                2,308
FEDERAL INCOME TAX...       16,821       (4,180)       78,707       (10,669)                                     80,679
OTHER................      (37,730)       5,016       (28,680)       (2,241)                                    (63,635)
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
TOTAL CURRENT
  LIABILITIES........      509,082       29,289       528,662        86,636               0               0    1,153,670
DEFERRED INCOME
  TAXES..............       19,664       16,584                     202,516                                     238,764
TOTAL CAPITALIZATION
  & LIAB.............    1,798,424    1,057,818     2,265,411     2,001,516               2         810,867    6,312,303
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------
                       -----------  -----------  -------------  -----------  ----------------  ------------  -----------